Exhibit 99.2

CYBERARK SOFTWARE LTD. C/O PROXY SERVICES P.O. BOX 9142 FARMINGDALE, NY 11735
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 23, 2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 23, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V75541-P34952	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
CYBERARK SOFTWARE LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW.

1.
To re-elect each of Gadi Tirosh, Amnon Shoshani and Avril England, each for a term of approximately three years as a Class II director of CyberArk Software Ltd. (the “Company”), until the Company’s annual general meeting of shareholders to be held in 2028 and until his or her respective successor is duly elected and qualified.
			For	Against	Abstain				For	Against	Abstain
						4.	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law.		☐	☐	☐
	1a. Gadi Tirosh		☐	☐	☐

	1b. Amnon Shoshani		☐	☐	☐	5.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s 2026 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.
									☐	☐	☐

	1c. Avril England		☐	☐	☐

2.
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”), a special grant of performance share units (“PSUs”) to the Company’s Chief Executive Officer, Matthew Cohen.
			☐	☐	☐

3.
To approve, in accordance with the requirements of the Companies Law, the adoption of an equity grant plan for the years 2025-2027, for the grant of PSUs and restricted share units to the Company’s Executive Chairman of the Board, Ehud (Udi) Mokady.
			☐	☐	☐

Please note: By voting, whether by means of the enclosed proxy card, via telephone or Internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal 4).

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants, all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer.

	Signature [PLEASE SIGN WITHIN BOX]	Date					Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement, Annual Report and Form 20-F are available at www.proxyvote.com.

V75542-P34952

CYBERARK SOFTWARE LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2025
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Erica Smith, Donna Rahav and Meital Koren, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of CyberArk Software Ltd. (the "Company") that the undersigned is/are entitled to vote at the close of business on May 16, 2025, at the Annual General Meeting of Shareholders (the "Meeting"), to be held at the executive offices of the Company, 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, on June 24, 2025 at 4:00 p.m. (Israel Time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the "Proxy Statement") relating to the Meeting.

The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If this Proxy is duly executed but no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted "FOR" with respect to each of the Proposals, and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) FOR APPROVAL OF PROPOSAL 4 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF SUCH PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST FOR APPROVAL OF PROPOSAL 4, PLEASE NOTIFY INNISFREE M&A INCORPORATED, TOLL-FREE AT 1 (888) 750-5834 (FROM THE U.S. OR CANADA) OR AT +1 (412) 232-3651 (FROM OTHER LOCATIONS).

PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER.”

Any and all proxies heretofore given by the undersigned are hereby revoked.

Continued and to be signed on reverse side